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                                                   July 18, 2002
                                                   Christian Schubert
                                                   P 248 e
                                                   Phone:    +49 621 60-99223
                                                   Fax:      +49 621 60 20129
                                                   christian.schubert@basf-ag.de



JUERGEN HAMBRECHT APPOINTED NEW BASF CHAIRMAN


o  EGGERT VOSCHERAU DEPUTY CHAIRMAN

o  KURT BOCK NEW CFO

o SUPERVISORY BOARD NOMINATES DR. JUERGEN F. STRUBE AND MAX DIETRICH KLEY FOR ELECTION TO THE SUPERVISORY BOARD


The Supervisory Board of BASF Aktiengesellschaft has appointed Dr. Juergen Hambrecht to succeed Dr. Juergen F. Strube as Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. Eggert Voscherau will become Deputy Chairman. These appointments will become effective as of the end of the Annual Meeting on May 6, 2003.

With effect to January 1, 2003, the Supervisory Board has appointed Dr. Kurt Bock, President, Logistics and Information Services, as a member of the Board of Executive Directors of BASF Aktiengesellschaft. According to the allocation of responsibilities of the Board of Executive Directors effective as of the end of the Annual Meeting on May 6, 2003, he will succeed Max Dietrich Kley as Chief Financial Officer.

"With Juergen Hambrecht, an internationally experienced and dynamic entrepreneur will take over the leadership of BASF. Together with his fellow board members, he will further increase the value of the worldwide number one chemical company. In doing this, BASF's management leadership team will build on the great success of the Strube era," said Prof. Dr. Berthold Leibinger, Chairman of the Supervisory Board of BASF Aktiengesellschaft.


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The Supervisory Board has also decided to nominate Dr. Juergen F. Strube and Max
Dietrich Kley for election to the Supervisory Board by the Annual Meeting 2003.


The Board of Executive Directors has decided the following allocation of responsibilities with effect from the end of the Annual Meeting on May 6, 2003:



Dr. Juergen Hambrecht, Chairman of the Board of Executive Directors, Ressort I
    Legal, Taxes and Insurance; Planning and Controlling; Executive Management and Development; Communications; additionally Investor Relations (formerly Ressort III)


Eggert Voscherau, Deputy Chairman of the Board of Executive Directors, Industrial Relations Director, Ressort II

    Human Resources; Environment, Safety and Energy; BASF Aktiengesellschaft Works Engineering; Occupational Medicine and Health Protection; Europe; additionally BASF Schwarzheide GmbH and BASF Antwerpen (formerly Ressort VI)


Dr. Kurt Bock, Ressort III

    Finance; Purchasing; Corporate Audit; Logistics and Information Services (formerly Ressort II); South America (formerly Ressort VIII)


Dr. John Feldmann, Ressort IV
    Plastics & Fibers segment; Polymer Research; additionally Oil & Gas segment and Eastern Europe, Africa, West Asia (formerly Ressort III)


Klaus Peter Loebbe, Ressort V

    Coatings division; NAFTA


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Dr. Stefan Marcinowski (formerly Ressort VIII), Ressort VI

    Chemicals segment; Research and Engineering Chemicals; Corporate Engineering; he continues as Research Executive Director as well as University Relations and Research Planning (formerly Ressort VIII)


Peter Oakley, Ressort VII

    Agricultural Products & Nutrition segment; Specialty Chemicals Research; BASF Plant Science tbd, Ressort VIII

    Performance Chemicals and Functional Polymers divisions; additionally Asia (formerly Ressort VI)


The Supervisory Board plans to decide on the appointment for Ressort VIII in the fourth quarter of 2002.



NOTE TO THE EDITOR:

Photos taken after the decision of the Supervisory Board can be found on the Internet under: http://www.basf.de/en/news/fotos/ or can be ordered via telephone at +49 6 21 60 2 07 10



BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles


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of Sustainable Development. In 2001, BASF had sales of E32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.